UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Aerosonic Corporation
(Name of Issuer)

Common Stock, $0.40 Par Value
(Title of Class of Securities)

008015307
(CUSIP Number)


T. Lane Wooley
First Commercial Bank
800 Shades Creek Parkway
Birmingham, Alabama 35209
(205)-868-4888

With a Copy To:

Clark R. Hammond, Esq.
Johnston Barton Proctor & Powell LLP
2900 AmSouth/Harbert Plaza
1901 6th Avenue North
Birmingham, Alabama 35203
(205) 458-9400
(205) 458-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2004
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 2240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), checks the following. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 008015307

1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

First Commercial Bank (IRS Identification Number
63-0903880)

2.  Check the Appropriate Box if a Member of a Group
(See Instruction)

(a)

(b)

3.  SEC Use Only

4.  Source of Funds (See Instructions): 00

5.  Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization: Alabama

Number of Shares Beneficially by Owned by Each Reporting
Person With

7.  Sole Voting Power: 1,096,572

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 1,096,572

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,096,572

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):  28%

14. Type of Reporting Person (See Instructions): BK




Item 1: This statement (this "Statement") on Schedule 13D relates to the common stock, par value $0.40 per share
(the "Common Stock"), of Aerosonic Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1212 North Hercules Avenue, Clearwater, Florida 33765.

Item 2: This Statement is filed on behalf of First Commercial Bank, an Alabama banking corporation (the "Reporting Person"), having its principal business address at 800 Shades Creek Parkway, Birmingham, Alabama 35209. The Reporting Person is a wholly-owned subsidiary of Synovus Financial Corp., a Georgia corporation ("Synovus"), having its principal business address at 901 Front Street, Suite 202, P.O. Box 120,
Columbus, Georgia 31901.

For information with respect to the name, business address and principal occupation (including the name and address of the corporation or organization by whom such person is employed) of each executive officer and director of the Reporting Person, see Schedule A, which is attached hereto and incorporated herein by this reference. All such persons listed on Schedule A are citizens of the United States.

Neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule A or Synovus has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: The Reporting Person acquired the Common Stock pursuant to the terms of that certain Promissory Note, dated July 1, 2003, executed by J. Mervyn Nabors in favor of the Reporting Person, (the "Note"), and that certain Amended and Restated Pledge Agreement dated July 1, 2003 (the "Pledge Agreement"). On
May 5, 2004, the Reporting Person notified Mr. Nabors that he was in default under the Note. On June 3, 2004, the Reporting Person purchased the Common Stock at a private sale for a purchase price of $7.03 per share based on the current trading price on the day of the sale, which price was credited against the outstanding balance of the Note.

Item 4: The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person intends to review continuously its equity position in the Issuer and, depending upon price and availability, subsequent developments affecting the Issuer, the Issuer's business prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Person may decide to increase, decrease or maintain the size of its investment in the Issuer. Subject to these factors, the Reporting Person may dispose of the Common Stock from time to time in sales in public transactions, on or off the American Stock Exchange, or in private transactions, at prevailing market prices or at privately negotiated prices.

Except as described herein and in Item 6 to this Statement, neither the Reporting Person, nor to the best of the Reporting Person's knowledge, any of the persons listed on Schedule A, has any plan or proposal which relates to, or could result in any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5: (a) The Reporting Person is the beneficial owner of
1,096,572 shares of the Common Stock of the Issuer, which shares represent approximately 28.0% of the issued and outstanding shares of the Common Stock of the Issuer.

(b) The Reporting Person, acting through its executive officers and directors, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 1,096,572 shares of the Common Stock of the Issuer reported in this Statement.

(c) On June 3, 2004, pursuant to the terms of the Note and the Pledge Agreement, the Reporting Person purchased the Common Stock of the Issuer reported in this Statement at a private sale. The purchase price for the Common Stock was $7.03 per share based on the current trading price on the day of the sale.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,096,572 shares of Common
Stock of the Issuer reported in this Statement.

(e) Not applicable.

Item 6: As of July 12, 2004, the Reporting Person has engaged
Algon Group, LLC to provide general advice regarding the Reporting Person's ongoing equity position in the Issuer.

Item 7: N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 21, 2004.

FIRST COMMERCIAL BANK

By: /s/ T. Lane Wooley
T. Lane Wooley
Vice President







SCHEDULE A
First Commercial Bank
Board of Directors

Richard E. Anthony
Chairman of the Board
First Commercial Bank
Post Office Box 11746
Birmingham, Alabama 35202-1746

F. Dixon Brooke, Jr.
Vice President
EBSCO Industries, Inc.
Post Office Box 1943
Birmingham, Alabama 35201-1943

Thomas A. Broughton III
CEO
First Commercial Bank
Post Office Box 11746
Birmingham, Alabama 35202-1746

John B. Davis
Davis Development Company
P. O. Box 1375
Point Clear, Alabama 36564

Elbert A. Drummond
Vice Chairman of the Board
Drummond Company, Inc.
Post Office Box 1549
Jasper, Alabama 35502-1549

Alan Z. Engel
Partner
Crowne Partners, Inc.
1015 Financial Center
505 North 20th Street
Birmingham, Alabama 35203

T. Michael Goodrich
President & CEO
B E & K, Inc.
Post Office Box 2332
Birmingham, Alabama 35201



M. James Gorrie
President
Brasfield & Gorrie, LLC
Post Office Box 10383
Birmingham, Alabama 35202

James P. Hayes, Jr.
President
J.P. Hayes & Company, Inc.
600 Luckie Drive, Suite 305
Birmingham, Alabama 35223

Benny M. LaRussa, Jr.
President
Sterling Capital Management
Post Office Box 530441
Birmingham, Alabama 35253-0441

Ronald J. Moore
President
Moore Oil Company, Inc.
1800 Center Point Road
Birmingham, Alabama 35215

Alex W. Newton
Partner
Hare, Wynn, Newell & Newton
2025 Third Avenue, North
8th Floor - Massey Building
Birmingham, Alabama 35203-3713

John T. Oliver, Jr.
Chairman
First National Bank of Jasper
Post Office Box 581
Jasper, Alabama 35502

Michael D. Thompson
President
Thompson Tractor Co., Inc.
Post Office Box 10367
Birmingham, Alabama 35202






Larry D. Thornton
President
Thornton Enterprises, Inc.
South Point Executive Center, Suite 101
2120 Sixteenth Avenue South
Birmingham, Alabama 35205

Gail A. Trechsel
Director
Birmingham Museum of Art
2000 Eighth Avenue North
Birmingham, Alabama 35203-2278




FIRST COMMERCIAL BANK
EXECUTIVE OFFICERS

Thomas A. Broughton, III, CEO
Post Office Box 11746
Birmingham, Alabama 35202

Nelson S. Bean, President
800 Shades Creek Parkway
Birmingham, Alabama 35209

Lessie O. Brady, Executive Vice President
800 Shades Creek Parkway
Birmingham, Alabama 35209

Forest W. Whatley, Executive Vice President
800 Shades Creek Parkway
Birmingham, Alabama 35209

William H. Pitts, Executive Vice President
800 Shades Creek Parkway
Birmingham, Alabama 35209

A. Todd Beard, Executive Vice President
800 Shades Creek Parkway
Birmingham, Alabama 35209